

16014549

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ANNUAL AUDITED REPORT
FORM X-117A-5
PART III

SEC FILE NUMBER
8-29445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HORIZONS FINANCIAL INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS, (Do not use P.O. Box No.)

151 Harrington Circle
(No. and Street)

Willingboro, NJ 08046
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Isackson 609-877-3355
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road, Abington, PA 19001
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must he supported by a statement of facts and circumstances relied on as the basis for the exemption- See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD J. ISACKSON, CFP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HORIZONS FINANCIAL INVESTMENT CORP., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public of New Jersey
My Commission Expires April 25, 2015 20

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to Possession or control Requirements Pursuant to Rule 15c-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 156-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HORIZONS FINANCIAL INVESTMENT CORPORATION

REPORT ON AUDITS OF

FINANCIAL STATEMENTS

DECEMBER 31, 2015

HORIZONS FINANCIAL INVESTMENT CORPORATION

CONTENTS

	Page No:
Independent Auditor's Report	2
Statement of Financial Condition	3
Statement of Income	4
Statement of Stockholder's Equity & Change In Stockholder's Equity and Statement of Changes In Liabilities Subordinated to Claims to General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7-11
Net Capital Computation	12
Review Report of Independent Registered Public Accounting Firm on Exemption Provision	13
Exemption Report	14

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10178
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Horizons Financial Investment Corp.

We have audited the accompanying statement of financial condition of Horizons Financial Investment Corp. (the "Company"), as of December 31, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horizons Financial Investment Corp. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



Abington, Pennsylvania
February 26, 2016

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS:	
Cash	$ 7,239
Marketable Securities	23,268
Other Assets	600
TOTAL ASSETS:	$31,107
LIABILITIES AND STOCKHOLDERS' EQUITY:	
Accounts Payable and accrued expenses	$19,513
TOTAL LIABILITIES:	$19,513
STOCKHOLDERS' EQUITY:	
Common stock:	
Authorized 2,500 shares- No Par Value	
Issued: 2000 shares	2,000
Retained earnings	9,594
TOTAL STOCKHOLDERS' EQUITY	$11,594
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$31,107

The accompanying notes are an integral part of these financial statements.

HORIZONS FINANCIAL INVESTMENT CORP
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31 2015

REVENUES:	
COMMISSION INCOME	$42,235
DIVIDEND INCOME	320
MARKETABLE SECURITIES	4,084
TOTAL INCOME	$46,639

EXPENSES:	
Computer Expense	3,658
Cable	2,600
Fees, Registrations	3,375
Interest	500
Dues & Subscriptions	1,076
Miscellaneous	2,450
Office Supplies & Expenses	269
Postage	258
Professional Fees	9680
Rent	10,200
Repairs & Maintenance	1,648
Telephone	1,489
Training, Seminars, etc	1,969
Travel & Entertainment	509
Utilities	2,100
TOTAL OPERATING EXPENSES	41,781
INCOME BEFORE TAXES	4,858
PROVISON FOR INCOME TAXES	
NET INCOME	4,858

The accompanying notes are an integral part of these financial statements.

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Retained Earnings	Total
Balance at January 1, 2015	2,000	$ 4,736	$ 6,736
Net Income			4,858
Balance at December 31,2015	2,000	$ 9,594	$ 11,594

The accompanying notes are an integral part of these financial statements:

HORIZONS FINANCIAL INVESTMENT CORPORATION
Statement of Changes in Liabilities Subordinated to Claims to General Creditors
For the Year Ended December 31, 2015

Subordinated borrowing at January 1, 2015	$ 10,000
Increases	-
Decreases	$ (10,000)
Subordinated borrowing at December 31, 2015	-
	$

The accompanying notes are an integral part of these financial statements.

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	4,858
Adjustments to reconcile net income (loss) to net Cash provided by (Increase) Decrease in assets:		
Segregated restricted cash		10,000
Marketable Securities		(4,084)
Increase (Decrease) in liabilities:		
Accounts Payable		(35)
Secured demand loan		(10,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES:		$739
NET INCREASE IN CASH		739
CASH AT BEGINNING OF YEAR		6,499
CASH AT END OF YEAR	$	7,238
SUPPLEMENTAL DISCLOSURES		
Interest Paid	$	500
Income Taxes Paid		-------

The accompanying notes are an integral part of these financial statements.

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business:

Horizons Financial Investment Corporation conducts its business as a broker/dealer in Mutual Funds. All accounts are on a subscription basis and no customer funds or securities are held. Horizons is a registered member of F.I.N.R.A. and S.I.P.C.

Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents:

For the purpose of the statement of cash flows, short term investments which have an original maturity of ninety days or less are considered cash equivalents.

Subsequent Events::

The Company has evaluated subsequent events through February 26, 2016, which is the date the financial statements were available.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable:

Any accounts receivable at the balance sheet date represents commissions due from a trade made in the prior year. Any accounts receivable deemed uncollectible are charged to expense in the year of non-collection. An allowance for doubtful accounts is maintained based on maturity of accounts receivable.

Investments:

Investments in marketable securities are valued at fair market value in the statement of financial condition. Unrealized gains and losses are included in the statement of income.

Commissions:

Commissions and related clearing expenses, if any, are recorded on a trade date basis as transactions occur.

Note B – LEASE COMMITMENTS, RELATED PARTY TRANSACTIONS:

The company leases space and various pieces of equipment, furnishing and fixtures from the President on a month to month basis. Office rent in the amount of $10,200 was paid for 2015. Lease payments for office equipment were $1,800 for 2015.

Note B- LEASE COMMITMENTS RELATED PARTY TRANSACTION (continued)

$11,748 of accounts payable relate to amounts owed to President for lease amounts as of December 31 2015

Note C- NET CAPITAL REQUIREMENTS:

The company is subject to the securities and exchange commission Uniform Net Capital Rule (Rule 15C3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (The rule of applicable exchange also provides that equity capital may not be withdrawn or cash dividend be paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015 the company had net capital of $7,442, which was $2,442 in excess of its required net capital of $5000. The company's net capital ratio was 2.62 to 1

Note D – SECURED DEMAND LOAN:

The Company was obligated under a subordinated demand loan payable to its Secretary and Stockholder in the amount of $10,000. The note bore interest at the rate of 10% and was secured by segregated restricted funds. As a result of the increase in investments, the loan was not renewed in May of 2015. Restricted funds were transferred to the corporate account and the loan was paid on June 30, 2015 with interest of $500.

Note E – Income Taxes

The provision for income taxes on the income statement, consist of the following:

Federal:		
Current provision:	$	0
Deferred:		600
		600
State:		
Current provision		500
Deferred:		
		500
	$	1,100

The company has a net operating loss carry forward of $12,894 for federal and state income taxes that will expire from 2030-2031 for federal income tax and 2018-2019 for state income tax purposes.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of, and during the year ended December 31, 2015, the Company did not have a liability for unrecognized tax benefits. The company is no longer subject to examination by federal and state taxing authorities prior to year 2012.

Note F – *Fair Value Hierarchy*:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levers:

- *Level 1.* Quoted prices (unadjusted in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included with *Level 1* that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

DECEMBER 31, 2015

	Level 1	**Level 2**	**Level 3**	**Total**
Equity Security	$23,268	-	-	$23,268

HORIZONS FINANCIAL INVESTMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Net Capital	$ 11,594		
Deduct: Shareholder's Equity not allowable for net capital			
Total Shareholders Equity qualified for net capital	11,594		
Add: Subordiated borrowing allowable in computation for net capital			
Other allowable assets:			
Total Capital and allowable subordinated liabilities	11,594		
Deductions and/or charges Total nonallowable assets from Statement of Financial Condition	-600		
Net Capital before Haircuts on security positions	10,994		
Haircut on Securities	-3,552		
Net Capital	$ 7,442		
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum Net Capital (6 2/3% of $19,513)		**$**	**1,301**
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requiremet		**$**	**5,000**
Net Capital requirememt		**$**	**5,000**
Excess Net Capital		**$**	**2,442**
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital		**$**	**1,442**

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Horizons Financial Investment Corp.

We have reviewed management's statement, included in the accompanying Exemption Report in which (1) Horizons Financial Investment Corp. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company stated that the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville + Company

Abington, Pennsylvania
February 26, 2016



HORIZONS FINANCIAL CORPORATIONS
151 HARRINGTON CIRCLE
WILLINGBORO, NJ 08046-1825
PHONE: 609-877-3355
FAX: 609-877-4738
e-mail: richard@horizonsfinvest.com

SEA RULE 15c3-3k(1) EXEMPTION

February 1, 2016

Horizons Financial Investment Corp. is a direct writer with mutual funds companies and as such does not hold money or securities for clients. Upon receipt of check/s written to a Mutual Fund it/they are forwarded within 24 hours. All of these requirements were met for the period January 1, 2015 to December 31, 2015, therefore qualifying Horizons Financial Investment Corp. for exemption under SEA Rule 15c3-3k(1).



Richard J. Isackson
President